UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-123959

VIRGIN MEDIA FINANCE PLC

(Exact name of registrant as specified in its charter)

Media House

Bartley Wood Business Park, Bartley Way, Hook

Hampshire RG27 9UP

United Kingdom

+44 (0) 1256 752000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.375% Senior Notes due 2019

8.875% Senior Notes due 2019

6.50% Senior Secured Notes due 2018

7.00% Senior Secured Notes due 2018

5.25% Senior Secured Notes due 2021

5.50% Senior Secured Notes due 2021

5.25% Senior Notes due 2022

4.875% Senior Notes due 2022

5.125% Senior Notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Approximately 129 as to the 8.375% Senior Notes due 2019 and the 8.875% Senior Notes due 2019, collectively; 202 as to the 6.50% Senior Secured Notes due 2018 and the 7.00% Senior Secured Notes due 2018, collectively; 132 as to the 5.25% Senior Secured Notes due 2021 and the 5.50% Senior Secured Notes due 2021, collectively; 53 as to the 5.25% Senior Notes due 2022; and 23 as to the 4.875% Senior Notes due 2022 and 5.125% Senior Notes due 2022, collectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, Virgin Media Finance PLC has caused this certification to be signed on its behalf by the undersigned duly authorized person.

VIRGIN MEDIA FINANCE PLC

Date: October 23, 2013	By:	/s/ Robert D. Dunn
Robert D. Dunn
Director